UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE FILES Q2.2018 FINANCIAL STATEMENTS

For Immediate Release

Vancouver, British Columbia – August 27, 2018 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) a digital-asset (Bitcoin) exchange and blockchain development services company today announced it has filed the Q2.2018 financial statements and MDA for period ended June 30, 2018 on Sedar and Edgar.
The Company is aggressively pursuing new blockchain opportunities to diversify from its coin exchange platform to capitalize on the current oversold price of Bitcoin and may have further details as they materialize.

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)
August 27, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

Exhibits

EX - 99.1	Unaudited Interim Consolidated Financial Statements for the Three Six Months ended June 30, 2018

EX - 99.2	Management’s Discussion and Analysis of Financial Conditions for the Six Months ended June 30, 2018

EX - 99.3	Certification of Interim Filings CEO

EX - 99.4	Certification of Interim Filings CFO